FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release dated July 28, 2005 entitled, “Best Ever First-Half Performance; Repsol YPF Net Income up 25.2% to EUR1.65 Billion.”

Item 1

PRESS RELEASE

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 28 July 2005

Number of pages: 9

Advanced Income Statement, January - June 2005

BEST EVER FIRST-HALF PERFORMANCE

REPSOL YPF NET INCOME UP 25.2%

TO EUR1.65 BILLION

•	Income from operations rises 32% shored up by improvement in all business areas

•	Cash flow rises 67%, to EUR3,022 million

•	Refining margins leap 76.4%

•	Debt cutback by 12.9% year-on-year

•	Gas production rises 6.9%

Repsol YPF net income in first half 2005 was up 25.2% year-on-year to EUR1,650 million, the best ever achieved by the company. Income from operations rose 31.7% to EUR2,923 million. Cash flow reached EUR3,022 million, jumping 67.3% year-on-year, proving the company’s financial strength and large capacity for cash generation.

First half income from operations was considerably higher in all business areas, particularly in chemicals with 151% growth, and refining which rose 77.5%. Performance from exploration & production improved 7.1%, and gas & power improved 32.4%.

These first half 2005 results were achieved in a scenario of high international oil prices and a gradual recovery of the dollar against the euro. The company’s refining margin indicator was $7.94 per barrel, 76.4% above that for first half 2004. In chemicals, international margins on our product mix were wider than the year before, while gas and power benefited from good performance on the international front, and earnings growth from distribution and power operations in Spain.

PRESS RELEASE

Sharp reduction in debt

Repsol YPF net debt at the end of first half 2005 stood at EUR5,108 million, EUR758 million lower than in June 2004. The majority of this reduction came from the strong cash flow generated in the period, which was sufficient to finance investments and the dividend payout in January, while offsetting the effect of dollar revaluation. The net debt to capitalisation ratio fell to 21.5%, posting a near 5 percentage point drop with respect to June 2004.

Investments in first half 2005 were EUR1,363 million, down 10.3% from the same period in 2004, and were mostly spent in exploration & production (EUR555 million) and refining & marketing (EUR459 million).

BUSINESS AREAS

Exploration & Production: income from operations up 7%

At EUR1,374 million, income from exploration & production operations in first half 2005 was 7.1% higher than the EUR1,283 million posted in the same half a year earlier.

This growth was mainly driven by the increase in crude oil reference prices and gas realisation prices in Trinidad & Tobago and Argentina. Gas production and sales growth in Bolivia, Trinidad & Tobago, and Venezuela also contributed.

The Repsol YPF liquids realisation price averaged $33.26 (EUR27.13) per barrel versus $28.88 (EUR23.56) per barrel in first half 2004. The average price of gas in the quarter was $1.46 per thousand standard cubic feet (tscf), 23.7% up year-on-year, versus the $1.18 per tscf registered in 2004, shored up by higher average gas prices in Argentina and an increase in sales’ volume in Trinidad & Tobago.

The company’s average oil and gas production for the six months rose 0.3% year-on-year, to 1,155,800 boepd. Gas showed a production increase of 6.9%, to 613,800 boepd (3,447 Mscf/d), with enhanced production mostly from Bolivia, Trinidad & Tobago, and Venezuela.

First half 2005 investments in the exploration & production business area were EUR555 million. Investment in development represented 73% of total investment, and was spent mainly in Argentina (67%), Venezuela (7%), Trinidad & Tobago (7.3%), Bolivia (5.2%), Ecuador (3.4%), and Libya (2,1%).

PRESS RELEASE

Refining & Marketing: income from operations rises 77%

Income from operations in the refining & marketing area was up 77.5% year-on-year at EUR1,354 million. This performance is mainly attributable to a 76.4% improvement in the company’s refining margin. Marketing margins in Spain were slightly down against the first half 2004, and were lower still in Argentina because it was not possible to pass the full rise in international feedstock prices through to the end customer.

Total oil product sales increased 7.5% to 28.4 million tons. Sales in Spain, at over 16.7 million tons, were 4.5% higher year-on-year, and in Argentina, Brazil, and Bolivia (ABB) rose 4.2% to nearly 7.6 million tons. In the rest of the world, sales showed 30.6% growth, reaching 4.1 million tons, primarily due to the purchase of Shell’s assets in Portugal.

Turning to the LPG business, total sales reached 1,739 tons. In Latin America, sales were 1.3% higher year-on-year thanks to strong growth in Ecuador and good performance in Chile. Sales in Spain dropped 4% because of warmer weather, the development of other energies (mainly electricity and natural gas), and competition within the sector.

First half-year 2005 investments in refining & marketing amounted to EUR459 million against EUR386 million in the same period a year earlier, and were mainly allotted to current refining projects and the acquisition of Shell’s LPG assets in Portugal.

Chemicals: income from operations jumps 151%

In Chemicals, income from operations in the first six months of 2005 improved 151% year-on-year to EUR241 million, versus EUR96 million in the same period a year earlier. Strong performance here came from wider international margins on our product mix and the income contribution from the recently acquired Sines complex in Portugal.

Total petrochemical product sales reached 2,168 thousand tons, 12% more than the 2004 equivalent.

Investments in the Chemical area totalled EUR45 million, 28.6% up on first quarter 2004, and were mainly spent on increasing capacity, particularly at the propylene oxide/styrene plant in Tarragona, and in upgrading existing units.

PRESS RELEASE

Gas & Power: income from operations rises 32%

Income from Gas & Power operations in first-half 2005 rose 32.4% to EUR196 million, versus the EUR148 million recorded in first-half 2004. This increase basically reflects capital gains realised on the sale of Enagas shares and earnings growth in Gas Natural SDG, as well as Enagas.

Earnings growth in Gas Natural SDG stemmed from improvement in gas distribution in Spain and Latin America, with exceptionally good performance in international activities, procurement and international transport, and the power business in Spain.

In Latin America, income growth came from changes in the scope of consolidation in Brazil and the organic growth of activities in Mexico, Colombia and Brazil.

January-June 2005 investment in gas & power was EUR257 million versus EUR478 million in the same period last year.

PRESS RELEASE

ANNEX

HIGHLIGHTS

We would like to highlight the following events that have arisen during 2005:

- In February last, Repsol YPF entered an agreement with the Dutch company, Basell, to acquire 50% of the latter’s stake in Transformadora de Propileno A.I.E., including a polypropylene plant at the Tarragona Petrochemical Complex, with a 160,000 tons/year capacity, in which Repsol already holds the other 50%. This transaction boosts Repsol YPF’s polypropylene capacity by 15%, thus increasing its presence in the polyolefin business in Europe, and represents a further step forward in one of the company’s core strategic lines for growth.

- In Venezuela, last March Repsol YPF’s Chairman and Chief Executive Officer, Antonio Brufau, and Venezuela’s Minister of Energy and Mining, and Chairman of PDVSA, Rafael Ramírez, signed a series of strategic agreements that will heighten the company’s presence in the region. The first of these agreements contemplates the creation of a joint venture between PDVSA (51%) and Repsol YPF (49%), the first of its kind in Venezuela, granting rights for the exploration and production of hydrocarbons in the areas where its activities are currently being developed (Mene Grande, Quiriquire, and Quiamare- la Ceiba), and in other areas nearby.

- Yet another agreement would allow Termobarrancas (a Repsol YPF subsidiary in that country) to construct, develop and operate an electricity generation plant in the state of Barinas. As a result of this contract, PDVSA would buy from Repsol YPF blocks of electricity of up to 300 megawatts/hour. Production could begin in the final quarter of 2005, with an estimated production of 80 megawatts. The gas to feed the plant will be supplied from one of the fields that Repsol YPF has in the Barrancas area.

- Also in March, Repsol YPF’s Chairman and Chief Executive Officer, Antonio Brufau, and ChevronTexaco’s Chairman and Chief Executive Officer, Dave O’Reilly, signed a Letter of Intent proposing to the Ministry of Energy and Petroleum and the national oil company of Venezuela, PDVSA, the joint development of an exploration block on the Orinoco Belt and the construction of a refinery for upgrading of the crude oil produced there.

- Repsol YPF and Gas Natural SDG, on 29 April concluded an agreement for Liquefied Natural Gas (LNG) projects, including the exploration, production, and liquefaction of natural gas reserves. This agreement will grant both companies access to new markets under more favourable conditions. In the exploration, production, and liquefaction (upstream) area, the agreement contemplates joint association for the development of new projects in which Repsol YPF, will be operator with a 60% stake, and Gas Natural SDG will hold the remaining 40%.

PRESS RELEASE

In transport, trading, and wholesale marketing (midstream) activities, pursuant to the agreement, both companies will create a 50-50% joint venture for the wholesale and transport of LNG. This new company will be the third-largest player in global markets in terms of volume of LNG handled, immediately following KOGAS and Tokyo Electric.

- On 31 May, Repsol YPF’s chairman, Antonio Brufau, presented the 2005/2009 Strategic Plan to analysts, shareholders, institutional investors, and employees. This plan outlines the Company’s main lines of action for the mentioned period and is based on four key factors: growth in the upstream and LNG areas, strong cash generation in the downstream and ABB units, transformation of the asset portfolio, and cost savings, all of which will contribute to ensuring sustained dividend growth for shareholders, with a 20% higher dividend in 2006.

- Repsol YPF and Irving Oil Limited entered on 7 June an agreement to develop the first LNG regasification plant on the east coast of Canada, forming a new company, Canaport LNG, which will construct and operate the terminal and supply markets in the surrounding area, as well as the northeast coast of the United States. The Canaport terminal will initially be capable of delivering 10 Bcm per year of LNG to the market. Repsol YPF will supply the natural gas to feed the terminal and hold a contract for 100% of the plant’s regasification capacity. The regasification plant will go on stream and distribute natural gas to the market from 2008 onwards, and Repsol YPF will market the regasified LNG mostly in the USA.

- Also in June, Repsol YPF signed a Memorandum of Understanding with Hunt Oil for developing the Peru LNG project. This project consists of a Hunt Oil and SK Corporation joint venture for building and operating a liquefaction plant in Pampa Melchorita (Peru). The plant, expected to be operational in 2009, will produce 4 million tons per year of LNG for sale on the west coast of North and Central America. The Peru LNG project will be fed by natural gas from block 88 and block 56 of the Camisea field, in which Repsol YPF will also have a stake. This MOU also contemplates Repsol YPF taking a stake in Transportadora de Gas del Peru SA (TGP), the company that delivers natural gas from the Camisea area via the trans-Andean pipeline.

- In addition, on 16 June, Moody’s international rating agency upgraded Repsol YPF issuer rating to Baa1 from Baa2, based on the company’s solid financial profile, management’s stated strategy to broaden the group’s asset diversification, sustained strong positions and cash generation from the group’s Spanish refining and marketing business, and gradual improvements in Argentina’s operating environment.

- Repsol YPF, with a 15% stake, will invest $130 million in the start-up of the Neptune deepwater field in the Gulf of Mexico. Neptune will have a maximum production capacity of 50,000 barrels of oil and 50 million cubic feet of gas per day, with gross costs for the development estimated at some $850 million. Recoverable reserves at the field are estimated in a range from 100 million to 150 million boe. First oil is expected by the end of 2007.

PRESS RELEASE

- On 5 July 2005, as approved at the company’s last Annual General Shareholders Meeting held on 31 May 2005, Repsol YPF paid a gross complementary dividend of Eu0.25 per share against the 2004 financial year.

- Finally, Repsol YPF has become one of the main oil and gas producers in the Caribbean on exercising a call option for the purchase from BP of three oil fields and one gas field in Trinidad & Tobago, for a price of $229 million. The Trinidad & Tobago State oil company, Petrotrin, is expected to purchase a 15% stake in the fields. The transaction is subject to approval by the Government of Trinidad & Tobago. The three oil fields, Teak, Samaan and Poui, currently produce 20,500 barrels of oil equivalent per day. The 3P risked reserves for the fields are estimated at 174 million barrels of oil equivalent. Investment in the oil fields and the development of the gas field will be around $500 million up to the year 2025.

PRESS RELEASE

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – June		Variation %
	2004	2005
Revenues from continuous operations before financial expenses	19,312	23,775	23.1
Income from continuous operations before financial expenses	2,220	2.923	31.7
Financial expenses	(306)	(398)	30
Income from discontinued operations before tax	—	—	—
Income before tax and income from associates	1,914	2,525	31.9
Income tax	(614)	(858)	39.7
Share in income from companies carried by the equity method	54	56	3.7
Income for the period	1,354	1,723	27.3
Income attributable to minority interests	36	73	102.8

NET INCOME	1,318	1,650	25.2

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS BEFORE

FINANCIAL CHARGES, BY ACTIVITIES

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – June		Variation %
	2004	2005
Exploration & production	1,283	1,374	7.1
Refining & marketing	763	1,354	77.5
Chemicals	96	241	151
Gas & power	148	196	32.4
Corporate & others	(70)	(242)	245.7

TOTAL	2,220	2,923	31.7

PRESS RELEASE

REPSOL YPF SUMMARISED INCOME STATEMENT

	January – June		Variation %
	2004	2005
Oil and gas production (Thousand boepd)	1,152	1,156	0.3
Sales of oil products (Thousand tons)	26,455	28,449	7.5
Sales of petrochemical products (Thousand tons) (*)	1,935	2,168	12.0
LPG sales (Thousand tons)	1,739	1,739	0.0

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	December 2004	June 2005

Goodwill	3,204	3,669
Other intangible assets	693	927
Property, plant & equipment	19,459	21,255
Long term financial instruments	1,358	1,235
Other non-current assets	1,284	1,472
Deferred tax assets	1,071	1,204
Assets held for sale	83	49
Current assets	8,202	10,012
Temporary cash investments and cash on hand and in banks	3,681	4,116

TOTAL ASSETS	39,035	43,939

Total equity	12,922	14,937
Long term provisions	1,984	2,269
Deferred tax liabilities	2,768	3,132
Subsidies and deferred revenues	182	237
Preferred shares	3,386	3,463
Non-current financial debt	7,285	7,257
Financial lease liabilities	551	576
Other non-current debt	816	1,227
Current financial debt	3,139	3,352
Other current liabilities	6,002	7,489

TOTAL EQUITY AND LIABILITIES	39,035	43,939

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 29, 2005	By:	/s/ Luis Mañas
Name: Luis Mañas
Title: Chief Financial Officer